Exhibit 99.1

Can Fite Received Approval for COVID-19 Clinical Trial in Israel, Patient Enrollment and Dosing to Commence Immediately

●	Study will treat 40 COVID-19 infected patients hospitalized with moderate-to-severe symptoms

●	Efficacy endpoints include viral shedding and resolution of symptoms

PETACH TIKVA, Israel, April 13, 2020 — Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced it has received approval from the Institutional Review Board (IRB) at Rabin Medical Center to initiate a pilot clinical study of its drug candidate Piclidenoson for the treatment of moderate-to-severe symptoms in coronavirus (COVID-19) infected patients.

On March 23, 2020, Can-Fite announced it submitted Piclidenoson for a COVID-19 compassionate use program to the IRB at Rabin Medical Center. Upon review, the IRB recommended that Can-Fite advance into a full clinical study. Can-Fite submitted the study protocol, which has been approved by the IRB. Patient enrollment and dosing will begin immediately.

The pilot trial is a randomized, open-label, 2-arm study of Piclidenoson plus standard supportive care, compared to standard supportive care alone, in 40 hospitalized COVID-19 infected patients with moderate-to-severe symptomatic disease. Patients will be randomized in a 1:1 ratio to one of the trial arms and treated for up to 4 weeks. Key efficacy measures include time to resolution of viral shedding, time to resolution of clinical symptoms, measures of respiratory function, need for ventilatory support, and overall mortality. Standard safety parameters will also be measured. Dr. Dror Diker, M.D., Head of Internal Medicine D at the Rabin Medical Center, is the Principal Investigator of the study.

“Piclidenoson’s anti-viral, anti-inflammatory, and anti-rheumatic properties combined with its excellent safety profile make it a strong candidate for the potential treatment of coronavirus,” stated Can-Fite CEO Dr. Pnina Fishman. “We are very pleased to work with Dr. Diker and are grateful for the rapid response of Rabin Medical Center’s IRB, enabling us to treat patients without delay.”

About Piclidenoson

Piclidenoson is a novel, first-in-class, A3 adenosine receptor agonist (A3AR) small molecule, orally bioavailable drug with a favorable therapeutic index demonstrated in Phase II clinical studies. Piclidenoson is currently under development for the treatment of autoimmune inflammatory diseases, and for the treatment of COVID-19. It is being evaluated in multinational Phase III studies as a first line treatment to replace methotrexate in the treatment of rheumatoid arthritis, and as a treatment for moderate-to-severe psoriasis. Piclidenoson has been approved for a pilot clinical trial in Israel to treat hospitalized COVID-19 infected patients with moderate-to-severe symptoms.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and COVID-19. The Company's lead drug candidate, Piclidenoson, is currently in Phase III trials for rheumatoid arthritis and psoriasis. Piclidenoson has been approved for a pilot clinical trial in Israel to treat COVID-19 infected patients with moderate-to-severe symptoms. Can-Fite's liver drug, Namodenoson, is headed into a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and successfully achieved its primary endpoint in a Phase II trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the impact of the recent outbreak of coronavirus; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114